(Letterhead of Thomas Properties Group, Inc.)

VIA EDGAR

May 16, 2008

Daniel L. Gordon – Branch Chief

William H. Demarest IV – Staff Accountant

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Thomas Properties Group, Inc.

Dear Mr. Gordon and Mr. Demarest:

In response to the comments of the accounting staff contained in your letter dated April 16, 2008, we have supplementally provided the information set forth below. For your convenience, we have included the text of your letter and keyed our responses accordingly.

Form 10-K for the year ended December 31, 2007

Notes to Consolidated Financial Information

Note 2. Change in Method of Accounting for Deferred Tax Asset, page 65

1.	Your disclosure indicates that you have adjusted your previously issued consolidated financial statements regarding your accounting for deferred tax assets. It appears that your prior method was not in accordance with generally accepted accounting principles, and as such, your change in method would represent the correction of an error. Please clarify to us how you determined that restatement of your prior-period financial statements is not necessary.

Response:

Thomas Properties Group, Inc., (the “Company”) elected as of January 1, 2006 to change the method of accounting for the deferred tax effects of the Company’s investment in its consolidated Operating Partnership. In accordance with SFAS No. 154, Accounting Changes and Error Corrections (SFAS No. 154), we retrospectively applied a preferable alternative method of accounting and adjusted our previously issued consolidated financial statements. We believe that our prior method of accounting for the deferred tax effects of the Company’s investment in its consolidated Operating Partnership was in accordance with generally accepted accounting principles, and therefore, the subsequent retrospective application of a preferable alternative resulted in a change in accounting principle as defined in SFAS No. 154, and does not warrant a restatement of our prior period financial statements.

The following discussion provides the background information on the transaction that gave rise to the recording of a deferred tax asset, our valuation analysis of the asset, and the subsequent application of a preferable alternative whereby we do not recognize a deferred tax asset.

May 16, 2008

Background

In October 2004, the Company’s predecessor entities, which were a combination of real estate entities and operations, contributed their interests in real estate investments (including debt), investment advisory and asset management operations to Thomas Properties Group, L.P. (the “Operating Partnership”) in exchange for limited partnership units in the Operating Partnership. The net assets contributed to the Operating Partnership had a book basis of approximately $77.2 million, and there were no significant existing book/tax differences. The estimated fair value of the net assets contributed was $200 million, of which approximately $120 million related to appreciated property and approximately $80 million related to the value assigned to the investment advisory and asset management business. Concurrently with the contribution, the Company completed its initial public offering (the Offering) of common stock raising $171.4 million in cash. The Company contributed the IPO proceeds to the Operating Partnership in exchange for partnership units (including the sole general partner interest). The Company consolidates the Operating Partnership. The formation transaction was accounted for similar to a pooling of interests consistent with the guidance of EITF 94-2, Treatment of Minority Interests in Certain Real Estate Investments.

Upon completion of the Offering and its capital contribution to the Operating Partnership, the Company established a $39.7 million deferred tax asset (DTA) which was recorded through shareholders’ equity. The amount of the DTA is the tax effect of the initial book to tax difference related to the Company’s contribution to the Operating Partnership. The calculation of the initial DTA follows (in millions):

Company’s contribution to the Operating Partnership, net of its share of Offering costs of $9 million	$162.4
Less Company’s share of Operating Partnership historical cost carryover basis	- 66.2

96.2
Effective tax rate	41.25%

DTA, opening balance	$39.7

Based upon the provisions of SFAS 109, the Company recorded a DTA in our consolidated financial statements as of December 31, 2004 and 2005, related to the outside basis difference, described above, of the Company’s investment in the Operating Partnership.

Realization of the DTA

In connection with the issuance of our consolidated financial statements for the years ended December 31, 2004 and 2005, we evaluated the realizability of our DTA to determine if a valuation allowance was necessary. SFAS 109 stipulates that if it is more likely than not (i.e., a likelihood of more than 50%) that an entity will not benefit from deferred tax assets, then a valuation allowance must be applied against the deferred tax assets. All available evidence, both positive and negative, should be considered to determine whether a valuation allowance is needed.

The Company concluded that it would realize the benefit of the DTA to the extent that tax depreciation deductions related to the properties to which the DTA is applicable exceed the book depreciation deductions for those same properties. The Company would also be able to realize the benefit of the DTA through recognition of gains from dispositions of those properties. For example, if the Company had sold all its assets at the Offering date, the Company would have generated a significant book gain but no tax gain, so the DTA would have been offset by a deferred tax liability resulting from the transaction. Since the Offering, the Company’s estimate of the fair value of the contributed properties

May 16, 2008

to which the DTA is applicable has continued to increase, indicative of additional (unrealized) book gain and tax gain. The unrealized book gain continues to exceed the tax gain; when realized, these gains will result in a reduction of the DTA. As long as the fair value of the properties to which the DTA is applicable does not fall below the value of those properties at the Offering date, the Company believes that its ability to utilize the existing DTA is more likely than not.

Change in Method of Accounting for Deferred Tax Asset

In 2006, as a matter of course, the Company reviewed its accounting policies, including those related to deferred tax accounting. In doing so, we evaluated the provisions of paragraph 34 of SFAS 109, which notes that a “deferred tax asset related to an investment in a consolidated subsidiary or corporate joint venture should not be recorded unless it is apparent it will reverse in the foreseeable future.” While technically agreeing that SFAS 109.34 does not apply to consolidated partnerships, we believe that it is appropriate to apply in this situation. Supporters of this view would note that in addition to providing parity with deferred tax liabilities on outside basis differences, one of the reasons the paragraph 34 exception was included was to avoid the issue of assessing realizability of deferred tax assets when the reversal could not be predicted. Effective January 1, 2006, the Company concluded that this interpretation of SFAS 109.34 was a preferable alternative.

Conclusion

In conclusion, the Company believes that our application of SFAS 109 with respect to the initial recording of the DTA, and our determination that a valuation allowance is not required as of December 31, 2004 and 2005, is in accordance with generally accepted accounting principles. Furthermore, the Company believes that our election to change the method of accounting for the DTA based on the provisions of paragraph 34 of SFAS 109 is a more preferable alternative, and therefore, applying a retrospective application to the previously issued consolidated financial statements whereby we do not recognize a DTA is in accordance with SFAS 154.

Finally, the Company received a preferability letter from its independent registered public accounting firm, Ernst & Young LLP, dated April 2, 2007, which was filed with the Company’s Form 10-K for the year ended December 31, 2006.

May 16, 2008

Note 3. Summary of Significant Accounting Policies

Unconsolidated Real Estate Entities, page 67

2.	It appears that prior to August 1, 2006 you accounted for your investment in Murano using the equity method of accounting. Beginning on August 1, 2006 you disclosed that Murano was now considered a variable interest entity and on page 76 you disclose that you own 73% of Murano as of December 31, 2007. In your response tell us what transaction took place involving your Murano investment and how you determined to account for your investment beginning August 1, 2006. Also, tell us what your percentage ownership of Murano was before August 1, 2006.

Response:

Background

In October, 2004, a limited partnership, TPG-Land Investment Company, L.P. (the “Partnership”) was formed for the purpose of owning and developing land and certain existing improvements located at 2101 Market Street in Philadelphia, Pennsylvania (the “2101 Market Street Land”). The general partner of the Partnership was TPG-Land Investment Company, LLC, which is wholly-owned by our Operating Partnership, and the limited partner was our Operating Partnership.

In September 2005, a limited liability company, TPG/P&A 2101 Market, LLC (“GP Entity”), was formed for the purpose of being admitted as the general partner to an as yet to be formed limited partnership, which would develop a residential condominium project on the 2101 Market Street Land. The two members of the GP Entity are TPG-Land Investment Company, LLC, and an unrelated third party, who each hold a 50% interest. The GP Entity was appropriately capitalized with common equity from both members, which was sufficient to finance the pre-development activities it was currently engaged in, and there were provisions in the operating agreement, which allowed for additional equity investments from each member. The GP Entity had neither third-party financing nor subordinated financial support. It was the intent that construction financing would be obtained as the condominium project drew closer to the construction phase, and the GP Entity was not to be admitted as the general partner of the Partnership until such funding was identified.

In July 2006, TPG/P&A 2101 Market, L.P. was formed for the purpose of amending, restating and replacing that certain limited partnership agreement of the Partnership (the “Prior Agreement”). The agreement acknowledged and reflected the following.

•	TPG/P&A 2101 Market, L.P. (the “Disappearing Entity”) was merged with and into the Partnership, whose name was then changed to TPG/P&A 2101 Market, L.P.

•	Pursuant to the terms of the Prior Agreement, a TPG affiliate, TPG-Land Investment Company, LLC (“TPG Land”), was the general partner of the Partnership.

•

The Partnership, by virtue of its merger with the Disappearing Entity, contributed the 2101 Market Street Land upon which it ultimately began construction of a residential condominium building (the “Building”) called Murano.

•	GP Entity had entered into contracts for the pre-sale of condominium units in the Building to third party purchasers.

•	GP Entity replaced TPG-Land as the general partner of the Partnership.

May 16, 2008

•

Further, the agreement reflected (1) the admission of a preferred equity partner, TPG-Preferred Equity, LLC, which is 100% owned by our Operating Partnership, to the Partnership, (2) the capitalization of the Partnership to construct the Building, and (3) the contribution by GP Entity to the Partnership of its initial capital contribution.

•	The stated interest of our Operating Partnership and its affiliates in the Partnership is 73%.

These July 2006 transactions are collectively referred to herein as the Formation Transactions. The Partnership hereinafter became commonly referred to as the Murano partnership.

Method of Accounting Prior to August 1, 2006

Prior to the Formation Transactions, and as indicated above, the 2101 Market Street Land was wholly-owned by our Operating Partnership, and was reflected as such in the consolidated financial statements of the Company.

Also as indicated above, the interests in the GP Entity were 50% owned by TPG-Land, which is wholly-owned by our Operating Partnership, and 50% owned by PNA-2100 Market LLC (our unaffiliated partner). Prior to August 1, 2006, the Company accounted for its investment in the GP Entity as an unconsolidated real estate entity in its consolidated financial statements. We reached this conclusion based on the following conditions. We first considered whether the entity was a variable interest entity, and we concluded that the entity was sufficiently capitalized, there were no other variable interests in the entity, and each member had characteristics of a controlling financial interest. We then evaluated the considerations of EITF No. 04-05, and concluded that (1) all major decisions require approval of both members, and (2) neither member possesses substantive kick out rights.

The framework of EITF No. 04-5 Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights is based on the fundamental principal that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a sole general partner will consolidate the partnership unless the presumption is overcome. The presumption is overcome if the limited partners have either:

•	Substantive participating rights.

•	Substantive kick-out rights—The substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause.

Participating Rights – The two members of the GP Entity are essentially co-managing members. The operating agreement of the GP Entity requires that all major decisions be approved by both members. Therefore, neither member lacks substantive participating rights as each member has the ability to make decisions about the entity’s activities that have a significant effect on the success of the entity.

Kick-out Rights – Although the GP Entity is not structured in a general partner/limited partner manner, both members have kick-out rights per se. As mentioned above, the operating agreement provides that all major decisions require consent of both members. In accordance with the agreement, if a voting deadlock occurs, both members have the right to give notice to the other member of its intention to buy the other members’ interest or sell its interest to the other member.

May 16, 2008

Method of Accounting Effective August 1, 2006

Effective August 1, 2006, the Company began consolidating our investment in Murano due to the occurrence of a reconsideration event as defined under FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities (“FIN 46(R)”), when we determined that we would not be able to obtain bank financing without additional capitalization. We reached this conclusion based on the following conditions.

As the project progressed further towards construction, costs of construction for this type of development increased, which required us to provide additional equity to obtain the necessary construction financing. Paragraph 5 of FIN 46(R) states that an entity shall be subject to consolidation according to the provisions of this FASB Interpretation if the condition (a), (b) or (c) exists. Condition 5(a) states “the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.” This condition does exist for the Partnership as TPG Preferred Equity, LLC provided $20.5 million of preferred equity. The contribution of this preferred equity was a prerequisite to any funding by the construction lender. Furthermore, paragraph 14 indicates “ an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.” Our Operating Partnership has funded the majority of the capital and is expected to receive greater returns primarily through its preferred equity interest. Additionally, in connection with the loan secured by our preferred equity interest in Murano, we have guaranteed and promised to pay the principal and interest payable to the lender in the event TPG Preferred Equity does not do so.

Furthermore, the limited partnership agreement of the Partnership provides that the GP Entity shall be in control of the management of the Partnership and shall have full authority in the conduct of the business of the Partnership, and the limited partners shall not participate in the control of the Partnership business. However, notwithstanding this foregoing provision, so long as there remains unreturned preferred equity, GP Entity shall not take any action which constitutes a major decision without the consent of the preferred equity partner. Accordingly, the preferred equity partner does have substantive participating rights, which overcome the presumption that the GP Entity controls the Partnership.

Conclusion

In conclusion, we believe that the equity method of accounting was appropriate for our investment in the GP Entity as it did not meet the requirements of a variable interest entity, and due to the existence of substantive participating rights and kick-out rights of our unaffiliated co-member. Furthermore, we believe that consolidation accounting was appropriate effective August 1, 2006, for our investment in the Murano partnership as at this point in time the Formation Transactions constituted a reconsideration event under FIN 46(R), which resulted in our Operating Partnership having the majority of capital at risk, and our preferred equity interest granted us substantive participating rights.

May 16, 2008

* * *

In connection with the Company’s response to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing responses, please do not hesitate to contact me directly at (213) 233-2296.

Sincerely,

/s/ Diana M. Laing
Diana M. Laing
Chief Financial Officer